Exhibit 99.3

Fuling Global to Hold Annual Meeting of Shareholders

On November 11, 2019

ALLENTOWN, Pennsylvania, October 16, 2019 -- Fuling Global Inc. (NASDAQ: FORK) (“Fuling Global” or the “Company”), a manufacturer and distributor of environmentally friendly plastic and paper foodservice disposable products, today announced that its Annual Meeting of Shareholders will be held on Monday, November 11, 2019, at 10 a.m. Eastern Time, at the Company's Allentown location at 6690 Grant Way, Allentown, PA 18106.

Shareholders of record at the close of business on October 7, 2019, the record date, will be entitled to receive notice of and vote their shares at the Meeting. Attending stockholders are encouraged to participate in a guided tour of the Company's straw manufacturing facility at the same location immediately following the meeting.

The Notice and Agenda for the Meeting, Proxy Statement, and the Company's 2018 annual report are available to shareholders on the Company's investor relations website at http://ir.fulingglobal.com/, under 2019 Annual General Meeting.

About Fuling Global Inc.

Fuling Global Inc. manufactures and distributes plastic and paper serviceware for the foodservice industry, with precision manufacturing facilities in the U.S., Mexico and China. The Company's plastic and paper serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic and paper products and are used by more than one hundred customers primarily from the U.S., China and Europe, including Subway, Wendy's, Burger King, Taco Bell, KFC (China only), Walmart, and McKesson. More information about the Company can be found at: http://ir.fulingglobal.com/.

Company Contact:	Investor Relations Contact:
Fuling Global Inc.	PondelWilkinson Inc.
Gilbert Lee, CFO	Judy Lin Sfetcu / Roger Pondel
Email: glee@fulingusa.com	Email: jsfetcu@pondel.com
Phone: +1-610-366-8070 x1835	Phone: +1-310-279-5980

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